Page 1 of 12 Pages
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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. __)*

                                Cardinal Health, Inc.
                                  (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                      14149Y 10 8
                                    (CUSIP Number)

                   John F. Hartigan, Esq.   Morgan, Lewis & Bockius
                    801 South Grand Avenue, Los Angeles, CA  90017
                                   (213) 612-2500
        (Name, Address and Telephone Number of Person Authorized to Receive
         Notices and Communications)

                                  February 7, 1994

               (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

        Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                          Page 2 of 12 Pages

                                     SCHEDULE 13D
        CUSIP No. 14149Y 10 8

        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  MD Investors, L.P.
        ______________________________________________________________________
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)/ /
                                                                         (b)/ /
        ______________________________________________________________________
        3  SEC USE ONLY

        ______________________________________________________________________
        4    SOURCE OF FUNDS*

                  OO
        ______________________________________________________________________
        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or (e)                                          / /

        ______________________________________________________________________
        6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
        ______________________________________________________________________
                       7  SOLE VOTING POWER

       NUMBER OF           0 shares of Common Stock
       SHARES          _______________________________________________________
       BENEFICIALLY    8  SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING       _______________________________________________________
       PERSON          9  SOLE DISPOSITIVE POWER
       WITH
                           0 shares of Common Stock
                       _______________________________________________________
                       10 SHARED DISPOSITIVE POWER


                       _______________________________________________________
        11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0 shares of Common Stock

        ______________________________________________________________________
        12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        / /

        ______________________________________________________________________
        13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        0%

        ______________________________________________________________________
        14  TYPE OF REPORTING PERSON*
                  PN


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                      Page 3 of 12 Pages

                                     SCHEDULE 13D
        CUSIP No. 14149Y 10 8

        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Apollo Investment Fund, L.P.
        ______________________________________________________________________
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)/ /
                                                                         (b)/ /

        ______________________________________________________________________
        3  SEC USE ONLY


        ______________________________________________________________________
        4    SOURCE OF FUNDS*

                  OO
        ______________________________________________________________________
        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or (e)                                          / /

        ______________________________________________________________________
        6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
        ______________________________________________________________________
                       7 SOLE VOTING POWER

        NUMBER OF           2,667,137 shares of Common Stock
        SHARES         _____________________________________________________
        BENEFICIALLY   8   SHARED VOTING POWER
        OWNED BY
        EACH
        REPORTING      ______________________________________________________
        PERSON         9   SOLE DISPOSITIVE POWER
        WITH
                            2,667,137 shares of Common Stock
                       ______________________________________________________
                       10  SHARED DISPOSITIVE POWER


        _____________________________________________________________________
        11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,667,137 shares of Common Stock

        ______________________________________________________________________
        12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        / /

        ______________________________________________________________________
        13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       9.4%

        ______________________________________________________________________
        14  TYPE OF REPORTING PERSON*
                  PN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                       Page 4 of 12 Pages

                           STATEMENT PURSUANT TO RULE 13d-1

                                        OF THE

                            GENERAL RULES AND REGULATIONS

                                      UNDER THE

                     SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

          _________________________________________________________________
          _________________________________________________________________



          Item 1.  Security and Issuer.

                    This Statement on Schedule 13D relates to the Common Shares, without par value ("Common Stock"), of Cardinal Health, Inc., an Ohio corporation (the "Company" or "Cardinal"). The principal executive offices of Cardinal are located at 655 Metro Place South, Suite 925, Dublin, Ohio 43017.


          Item 2.  Identity and Background.

                    This Statement is filed jointly by MD Investors, L.P., a Delaware limited partnership ("MD Investors"), and Apollo Investment Fund, L.P., a Delaware limited partnership ("Apollo"). Such persons are collectively referred to herein as the "Reporting Persons."

                    MD Investors, until it was dissolved as of February 16, 1994, was principally engaged in the business of investing in Whitmire Distribution Corporation, a Delaware corporation ("Whitmire"), a company which merged with and into Cardinal Merger Corp., a Delaware corporation and wholly owned direct subsidiary of the Company ("CMC"), on February 7, 1994 (as more fully described in Item 3 and Item 4 below). MD Investors' principal business and its principal office was c/o Apollo Advisors, L.P., Two Manhattanville Road, Purchase, New York 10577.

                    The general partner of MD Investors was Apollo. The managing general partner of Apollo is Apollo Advisors, L.P., a Delaware limited partnership ("Advisors"). The administrative general partner of Apollo is Apollo Fund Administration Limited, a Cayman Islands corporation. Advisors is principally engaged in the business of serving as managing general partner of Apollo and another investment fund. Apollo Fund Administration Limited is principally engaged in the business of serving as administrative general partner of Apollo and another investment fund. Apollo

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          does not have any other general partners. The general partner of
          Advisors is Apollo Capital Management, Inc. ("Apollo Capital"), a Delaware corporation, which is principally engaged in the business of serving as general partner of Advisors.

                    The respective addresses of the principal business and principal office of each of Advisors and Apollo Fund Administration Limited are: Apollo Advisors, L.P., Two Manhattanville Road, Purchase, New York 10577; and Apollo Fund Administration Limited, c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

                    On February 16, 1994, MD Investors was dissolved and the shares of Common Stock of Cardinal beneficially owned by MD Investors was distributed to its general partner, Apollo, and to its limited partner, Chemical Equity Associates, A California Limited Partnership ("CEA"). See Item 3 and Item 4 below.

                    Apollo is principally engaged in the business of investment in securities. The address of Apollo's principal business and its principal office is c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies. See above for further information regarding Advisors and Apollo Fund Administration Limited, the general partners of Apollo, and Apollo Capital, the general partner of Advisors.

                    Attached as Appendix A to Item 2 is information concerning the principals, executive officers, directors and principal shareholders of the Reporting Persons and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

                    Neither the Reporting Persons, Advisors, Apollo Fund Administration Limited, Apollo Capital nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


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          Item 3. Source and Amount of Funds or Other Consideration.


                    In connection with the consummation on February 7, 1994 of the transactions contemplated by the Agreement and Plan of Reorganization, dated as of October 11, 1993 (the "Plan of Reorganization"), among Cardinal, CMC and Whitmire, Whitmire was merged with and into CMC (the "Merger"), and became a wholly owned direct subsidiary of Cardinal. On February 7, 1994, the 425,833.34 shares of common stock of Whitmire beneficially owned by MD Investors converted into 3,555,708 shares of Common Stock of Cardinal. Therefore, upon consummation of the Plan of Reorganization on February 7, 1994, MD Investors acquired beneficial ownership of such shares of Common Stock.

                    On February 16, 1994, MD Investors was dissolved and the shares of Common Stock beneficially owned by it were distributed to Apollo, its general partner, and to CEA, its limited partner.

                    The Reporting Persons acquired beneficial ownership of such shares of Common Stock by virtue of the exchanges made in connection with the consummation of the Plan of Reorganization and in connection with the dissolution of MD Investors.

                    The foregoing response to this Item 3 is qualified in its entirety by reference to the Plan of Reorganization, the full text of which is filed as Exhibit 1 hereto and incorporated herein by this reference.


          Item 4.  Purpose of Transaction.

                    The Reporting Persons acquired beneficial ownership of the shares of Common Stock described in Item 3 to which this Statement on Schedule 13D relates as a result of the consummation of the Plan of Reorganization described in Item 3 above and the transactions contemplated by and described in the Joint Proxy Statement/Prospectus of Cardinal and Whitmire, dated December 21, 1993 (the "Joint Proxy"). Such shares of Common Stock were acquired in the ordinary course of business for investment purposes and not with the purpose of changing or influencing control of the issuer.

                    In connection with, and upon consummation of, the Merger, pursuant to the Plan of Reorganization, the Company has agreed to nominate two designees of Apollo to the Board of Directors of Cardinal. These designees (Michael S. Gross and


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                                                      Page 7 of 12 Pages

          Mitchell J. Blutt) were elected to the Cardinal Board of Directors on January 27, 1994. Cardinal has agreed to include two designees of Apollo in Cardinal management's slate of directors for so long as Apollo, affiliates of Apollo and certain other former stockholders of Whitmire own specified amounts of Common Stock.

                    Apollo may change any of its current intentions, acquire additional shares of Common Stock or sell or otherwise dispose of all or any part of the Common Stock beneficially owned by it, or take any other action with respect to Cardinal or any of its debt or equity securities in any manner permitted by law. Reference is hereby made to the Joint Proxy filed herewith as an exhibit for a description of other transactions or events of the type described in Items (a) through (j) of the instructions to
          Item 4 of Schedule 13D. Except as disclosed in this Item 4, Apollo has no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

                    The foregoing response to this Item 4 is qualified in its entirety by reference to the Joint Proxy, the full text of which is filed as Exhibit 2 hereto and incorporated herein by this reference.


          Item 5.  Interest in Securities of the Issuer.

                    The Reporting Persons acquired beneficial ownership of the shares of Common Stock described in Item 3 to which this Statement on Schedule 13D relates as a result of the consummation of the Plan of Reorganization, the transactions described in the Joint Proxy and in connection with the dissolution of MD Investors.

                    (a) On February 7, 1994, MD Investors beneficially owned 3,555,708 shares of Common Stock or 12.6% of the Common Stock outstanding. Upon the dissolution of MD Investors on February 16, 1994, Apollo acquired direct beneficial ownership of 2,667,137 shares of Common Stock or approximately 9.4% of the Common Stock outstanding. Beneficial ownership of such shares of Common Stock was acquired as described in Item 3 and Item 4.

                    (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth in the cover



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                                                      Page 8 of 12 Pages

          pages and such information is incorporated herein by this reference.

                    (c) Except as disclosed in Item 3 and Item 4 herein, there have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Persons.

                    (d)  Not applicable.

                    (e) As of February 16, 1994, MD Investors ceased to have beneficial ownership of more than 5% of the Common Stock of Cardinal.


          Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

                    The responses to Item 3, Item 4 and Item 5 are incorporated herein by this reference.

                    Pursuant to a Registration Rights Agreement, dated as of October 11, 1993, between Apollo, the Company and certain other holders of Common Stock (the "Registration Rights Agreement"), Apollo has the right to have resales of securities of the Company beneficially owned by Apollo registered, at the Company's expense, under federal and state securities laws.

                    The foregoing response to this Item 6 is qualified in its entirety by reference to the Registration Rights Agreement, the full text of which is filed as Exhibit 3 hereto and incorporated herein by this reference.


          Item 7.  Material to be Filed as Exhibits.

                    (1)  Plan of Reorganization *

                    (2)  Joint Proxy *

                    (3)  Registration Rights Agreement *


          ____________________
          * Incorporated by reference to the Cardinal Registration Statement on Form S-4 (Registration No. 33-51581) as filed with the Securities and Exchange Commission on December 20, 1993, as amended by Amendment No. 1 to the Registration Statement filed December 21, 1993.



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                                      SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and agree that this statement may be filed jointly with Apollo Investment Fund, L.P.

          Dated:  February 14, 1994

                           MD INVESTORS, L.P.

                              By: Apollo Investment Fund, L.P.

                                  By: Apollo Advisors, L.P.,
                                       Managing General Partner

                                     By: Apollo Capital Management, Inc.,
                                          General Partner



                           By:  /s/ Michael D. Weiner
                                Name: Michael D. Weiner
                                Title: Vice President, Apollo Capital
                                        Management, Inc.
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                                                      Page 10 of 12 Pages

                                      SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and agree that this statement may be filed jointly with MD Investors, L.P.

          Dated:  February 14, 1994

                              APOLLO INVESTMENT FUND, L.P.

                                  By: Apollo Advisors, L.P.,
                                       Managing General Partner

                                     By: Apollo Capital Management, Inc.,
                                          General Partner



                              By: /s/Michael D. Weiner
                                   Name: Michael D. Weiner
                                   Title: Vice President, Apollo Capital
                                            Management, Inc.


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                                 APPENDIX A TO ITEM 2

                    The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of Apollo, Advisors, which is the managing general partner of Apollo, Apollo Capital Management, Inc., a Delaware corporation which is the managing general partner of Advisors ("Apollo Capital") and Apollo Fund Administration Limited ("Administration") which is the administrative general partner of Advisors.

                    The principal occupation of each of Arthur Bilger, Leon Black, Craig Cogut and John Hannan, each of whom is a United States citizen, is to act as an executive officer and director of Apollo Capital Management and of Lion Capital Management, Inc. ("Capital Management"), a Delaware corporation which is the sole general partner of Lion Advisors, L.P., a Delaware limited partnership ("Lion Advisors"), and each is a limited partner of Advisors and Lion Advisors. The principal business of Advisors and of Lion Advisors is to provide advice regarding investments in securities.

                    Mr. Bilger is a Vice President and a director of Apollo Capital and Capital Management. Mr. Bilger's business address is 1999 Avenue of the Stars, Los Angeles, California 90067.

                    Mr. Black is the President and a director of Apollo Capital and the President and a director of Capital Management. Mr. Black's business address is Two Manhattanville Road, Purchase, New York 10577.

                    Mr. Cogut is a Vice President and a director of Apollo Capital and the Secretary and a Vice President and director of Capital Management. Mr. Cogut's business address is Two Manhattanville Road, Purchase, New York 10577.

                    Mr. Hannan is a Vice President and director of Apollo Capital and a Vice President and director of Capital Management. Mr. Hannan's business address is Two Manhattanville Road, Purchase, New York 10577.

                    Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, each serves as a director of Administration. Each of the above four individuals is principally employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following positions: Mr. Larder, Managing Director; Mr. Gillooly, Deputy Managing Director; Mr. Patrick, Manager-Accounting

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                                                      Page 12 of 12 Pages

          Services; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street, Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Administration pursuant to a contract. Messrs. Bilger, Black, Cogut and Hannan are the beneficial owners of the stock of Administration.